03015047

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-53096

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hopkins Plaza Securities, inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Hopkins Plaza
(No. and Street)

Baltimore, (City) Maryland (State) 21201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William T. Skinner, Jr. 410-347-8294
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

250 West Pratt Street, (Address) Baltimore, (City) Maryland (State) 21201 (Zip Code)

FEB 28 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William T. Skinner, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hopkins Plaza Securities, Inc., as of February 27, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

William T. Skinner, Jr.
Signature

Treasurer
Title

Amy S. Fuller
Notary Public exp. 3/1/06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOPKINS PLAZA SECURITIES, INC.

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the Securities and Exchange
Commission
for the year ended December 31, 2002

Confidential

Hopkins Plaza Securities, Inc.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
250 West Pratt Street
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

To the Board of Directors and Stockholders of
Hopkins Plaza Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Hopkins Plaza Securities, Inc. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 20, 2003

Hopkins Plaza Securities, Inc.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash (includes cash deposited at Parent Company of $6,298)	$	66,262
Prepaid expenses		7,321
Receivable from Parent Company		13,143
Total assets	$	86,726

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable to affiliates	$	2,024
Accrued expenses		1,250
Total liabilities		3,274
Stockholders' equity		
Common stock, par value $.10; authorized 100,000 shares; issued and outstanding, 1,000 shares		100
Additional paid-in capital		149,900
Accumulated deficit		(66,548)
Total stockholders' equity		83,452
Total liabilities and stockholders' equity	$	86,726

The accompanying notes are an integral part of these financial statements.

Hopkins Plaza Securities, Inc.
Statement of Operations
for the year ended December 31, 2002

Revenue	$ -
Expenses	
Registration fees	23,428
Professional services	3,274
Other operating expenses	9,261
Total expenses	35,963
Net loss before income taxes	(35,963)
Income tax benefit	12,588
Net loss	$ (23,375)

The accompanying notes are an integral part of these financial statements.

Hopkins Plaza Securities, Inc.
Statement of Changes in Stockholders' Equity
for the year ended December 31, 2002

	Common Stock			
	Shares	Par Value	Paid-in Capital	Accumulated Deficit
Balances, December 31, 2001	1,000	$ 100	$ 149,900	$ (43,173)
Net loss	-	-	-	(23,375)
Balances, December 31, 2002	1,000	$ 100	$ 149,900	$ (66,548)

The accompanying notes are an integral part of these financial statements.

Hopkins Plaza Securities, Inc.
Statement of Cash Flows
for the year ended December 31, 2002

Cash flows from operating activities		
Net loss	$	(23,375)
Adjustments to reconcile net income to cash provided by operating activities		
Decrease in prepaid assets		856
Decrease in receivable from Parent Company		8,073
Decrease in accounts payable to affiliates		(19,706)
Increase in accrued expenses		1,250
Net cash used by operating activities		(32,902)
Net decrease in cash		(32,902)
Cash, beginning of year		99,164
Cash, end of year	$	66,262

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Related Party Transactions

Hopkins Plaza Securities, Inc. (the "Company"), a wholly-owned subsidiary of Mercantile-Safe Deposit and Trust Company (the "Parent Company"), is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides distribution services to Mercantile Capital Advisory, Inc., a related investment advisor registered under the Investment Advisers Act of 1940. For the year ended December 31, 2002, the Company primarily sold institutional shares of Mercantile Funds, Inc. No commission revenues are received from sales of these shares.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provision of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule 15c3-3.

The Company has an agreement with the Parent Company to finance the expenses of the Company to the extent necessary for the Company to be in compliance with certain net capital requirements. Audit fees of $8,025 were paid directly by the Parent Company on behalf of the Company.

2. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. Income Taxes

The Company joins with the Parent Company and other affiliates in filing a consolidated Federal income tax return. The provision of Federal income taxes is determined on the basis that each affiliate files separate income tax returns.

The Parent Company reimburses the Company for the income tax benefit generated by the Company. The Company has a receivable from the Parent Company for their benefit of $12,588 at December 31, 2002. At December 31, 2002, no deferred tax balances existed.

4. Net Capital Requirements

Pursuant to Rule 15c3-1 (Uniform Net Capital Rule) of the Securities Exchange Act of 1934, the Company is required, as a broker-dealer, to maintain net capital equivalent to the greater of 6 2/3% of its aggregate indebtedness or $25,000. The Company's net capital exceeded this minimum requirement by $34,687 on December 31, 2002. The ratio of aggregate indebtedness to net capital was .05 to 1 on December 31, 2002.

SUPPLEMENTAL SCHEDULE

Hopkins Plaza Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Act of 1934
December 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition		$ 83,452
2. Deduct: Ownership not allowable for net capital		-
3. Total ownership equity qualified for net capital		83,452
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other deductions or allowable credits		-
5. Total capital and allowable subordinated liabilities		83,452
6. Deductions and/or charges:		
A. Total non-allowable assets from supporting schedule (Page 8)	$ 23,765	
B. Aged fail-to-deliver	-	
F. Other deductions and/or charges	-	
		23,765
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		59,687
9. Haircuts on securities:		
A. Contractual securities commitments		
C. Trading and investment securities:		
1. U.S. Government agency obligations	-	
2. State and municipal government obligations	-	
3. Corporate obligations	-	
4. Other - NASD private placement	-	
		-
10. Net capital		$ 59,687

Hopkins Plaza Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Act of 1934
December 31, 2002

COMPUTATION OF NET CAPITAL

11. Minimum net capital required (6 2/3% of line 19)	$	218
12. Minimum dollar net capital requirement of reporting broker	$	25,000
13. Net capital requirement (greater of line 11 or 12)	$	25,000
14. Excess net capital (line 10 less line 13)	$	34,687
15. Excess net capital at 1,000% (line 10 less 10% of line 19)	$	59,359

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$	3,274
17. Additions		-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		-
19. Total aggregate indebtedness	$	3,274
20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)		.05 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There were no differences between this computation of Net Capital and the corresponding computation prepared by Hopkins Plaza Securities, Inc. and included in the Company's unaudited Part IIA FOCUS filing as of the same date.

SCHEDULE OF NON-ALLOWABLE ASSETS (LINE 6A)

Cash deposited at Parent Company	$	3,301
Prepaid expenses		7,321
Receivable from Parent Company		13,143
Total line 6A	$	23,765

OTHER INFORMATION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
250 West Pratt Street
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholders of
Hopkins Plaza Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Hopkins Plaza Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 20, 2003